

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2024

Richard Schlenker, Jr.
Chief Financial Officer
Exponent, Inc.
149 Commonwealth Drive
Menlo Park, CA 94025

  Re: Exponent, Inc.
    Form 10-K for the Fiscal Year Ended December 30, 2022
    File No. 000-18655

Dear Richard Schlenker:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Trade & Services